FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2016
Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....x.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ...... No...x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

ICA Announces Resignation of Alonso Quintana, Status of its Business Plan, and Timing of its Fourth Quarter Results

February 22, 2016, Mexico City – Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA), the largest infrastructure and construction company in Mexico, announced that Alonso Quintana Kawage has informed the Company of his decision to step down as Chief Executive Officer, effective immediately, in order to facilitate the Company’s restructuring process.

The Chairman of the Board will convoke an Extraordinary Board Meeting to propose the nomination of Mr. Luis Zárate Rocha as the Company’s CEO. It is expected he will work alongside Alfonso González Migoya, who will continue to serve as Deputy CEO during the restructuring process. Upon his confirmation by the Board, Mr. Zárate, who has focused on the construction business during his time at the Company, will lead ICA’s operations, which continue to be the Company’s priority, while Mr. González and Chief Restructuring Officer Guadalupe Phillips Margain will be responsible for carrying out the restructuring of the Company.

“I remain firmly committed to supporting the Company, especially during this important time,” Mr. Quintana said.

In turn, Mr. Bernardo Quintana, ICA’s Chairman of the Board, said, “On behalf of the board and management team, I would like to thank Alonso for his leadership and dedication to the Company.”

Mr. Zárate has been affiliated with ICA for over 40 years, during which time he has served as a member of the Board of Directors and Executive Vice President in charge of overseeing civil construction of the Company. During his time at ICA he worked in business development as well in construction and infrastructure projects. Since 2000, Mr. Zárate has served on the board of Grupo Aeroportuario del Centro Norte, S.A.B.de C.V. In 2012, Mr. Zárate was elected president of the Mexican Chamber of the Construction Industry for the period from 2012 to 2015 and was also elected in January 2012 president of the Mexican Energy Conservation Trust (Fideicomiso para el Ahorro de Energía Eléctrica). Mr. Zárate holds a degree in civil engineering from the Universidad Nacional Autónoma de México, where he has been a professor of engineering since 1978.

Additionally, ICA announced that its board of directors is expected to review and finalize ICA’s medium-term business plan by mid-March 2016. As previously announced on December 18, 2015, this business plan has been prepared by ICA with the assistance of its advisors Rothschild and FTI Consulting. ICA expects that it will begin engaging with key constituencies, including creditors, following the board of directors’ approval of its business plan.

In conjunction with these efforts to complete the initial restructuring plan, ICA expects to release its Fourth Quarter 2015 results by the end of March 2016. The Mexican National Banking and Securities Commission or CNBV permits postponement of results for a period of up to 20 business days after the deadline under special circumstances. ICA has informed the CNBV and the BMV accordingly.

For more information, please contact: Gabriela Orozco gabriela.orozco@ica.mx Christianne Ibáñez christianne.ibanez@ica.mx relacion.inversionistas@ica.mx +(5255) 5272 9991 x 3012	Pablo Garcia Chief Financial Officer pablo.garcia@ica.mx In the US: Daniel Wilson, Zemi Communications +(1212) 689 9560 dbmwilson@zemi.com

Such forward-looking statements are subject to various risks and uncertainties and may differ materially from actual results or events due to important factors such as changes in general economic, business or political or other conditions in Mexico, Latin America or elsewhere, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, changes in tax and other laws affecting ICA’s businesses, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms and other factors set forth in ICA’s most recent filing on Form 20-F and in any filing or submission ICA has made with the SEC subsequent to its most recent filing on Form 20-F. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

Empresas ICA, S.A.B. de C.V. is Mexico's largest infrastructure company. ICA carries out large-scale civil and industrial construction projects and operates a portfolio of long-term assets, including airports, toll roads, water systems, and real estate. Founded in 1947, lCA is listed on the Mexican and New York Stock exchanges. For more information, visit ir.ica.mx.

For more information, please contact: Gabriela Orozco gabriela.orozco@ica.mx Christianne Ibáñez christianne.ibanez@ica.mx relacion.inversionistas@ica.mx +(5255) 5272 9991 x 3012	Pablo Garcia Chief Financial Officer pablo.garcia@ica.mx In the US: Daniel Wilson, Zemi Communications +(1212) 689 9560 dbmwilson@zemi.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 23, 2016	Empresas ICA, S.A.B. de C.V. /s/ Pablo Garcia Name: Pablo Garcia Title: Chief Financial Officer